September 14, 2006
BY EDGAR
Ms. Cecilia D. Blye
Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 of Metso Corporation (File No. 001-14400)
     On behalf of our client, Metso Corporation (the “Company”), we are submitting the following letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter to Mr. Jorma Eloranta of the Company dated August 22, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.
     The responses of the Company to the Staff’s comments in the Comment Letter are set forth below. For your ease of reference, each comment contained in the Comment Letter is printed below in bold and italics and is followed by the Company’s response.

Form 20-F for the year ended December 31, 2005
1.	We note from your website and from Metso Mineral’s website that you have business links with, and operations in, Iran. It also appears from a public media source that a related French company attended a trade mission in Sudan in February. Iran and Sudan are countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or export controls. Your Form 20-F contains no information regarding contacts with or operations in Iran and Sudan. Please describe for us your past, current, and anticipated operations in, or other contacts with, these countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response with respect to each country should include, but not be limited to, the nature and scope of your business contacts and operations; the nature of the products, technologies, and services provided; and whether your contacts have been with the governments of those countries or entities that are affiliated with or controlled by those governments.
  1.1 Iran
Currently, the Company has a branch office in Iran with two employees responsible for sales and service. The main task of the branch is to support certain larger mining deliveries that were agreed upon in the 1990s. The branch office is part of Metso Minerals Holding AB (incorporated in Sweden).

The Metso Minerals business area has sold and continues to sell sells rock crushing equipment, screens, conveyors, grinding mills, spare parts, crusher consumables and grinding mill consumables to Iran. These products are sold directly or through the local branch by Metso Minerals Systems AB (incorporated in Sweden), Metso Minerals (Sala) AB (incorporated in Sweden) and Metso Minerals (France) SA (incorporated in France).

The Metso Paper business area has sold and continues to sell refiners and refiner segments for pulp mills, mixers for pulp mills and spare parts for pulp and paper mills to Iran. These products are sold directly by Metso Paper Sundsvall AB (incorporated in Sweden) and Metso Paper Como S.p.A. (incorporated in Italy).

The Metso Automation business area has sold and continues to sell control and on-off process valves to Iran. These products are sold directly by Metso Automation B.V. (incorporated in the Netherlands), Metso Automation FZE (incorporated in Dubai/United Arab Emirates), Metso Automation K.K. (incorporated in Japan), Metso Automation Limited (incorporated in the United Kingdom), Metso Automation S.A./N.V. (incorporated in Belgium) and Metso Automation S.A.S. (incorporated in France).

The Metso Ventures (Metso Panelboard) business area has sold and continues to sell production equipment for MDF (medium-density fiberboard) panel production including dewatering device, defibrator, dryer, mat forming, presses, and resin glue systems to Iran. These products are sold directly by Metso Panelboard AB (incorporated in Sweden).

No U.S. entities or U.S. individuals are involved in any such sales and none of the products sold are manufactured in or transported through the United States.

The Company does not have any major changes planned to its activities in Iran. The Company is following market demand particularly in the mining, oil, gas, pulp and paper industries, and makes its future decisions based upon market conditions.

The Company’s customers include Iranian entities operating in the engineering, petrochemical, oil, mining, wood and paper industries. The Company does not have any contacts with the Iranian government. Although some of its customers in Iran may be entities that are affiliated with or controlled by the Iranian government, all of the Company’s dealings with such customers have been and continue to be strictly on a commercial rather than governmental basis.
  1.2 Sudan
The Company has not made any investments in Sudan and does not have its own personnel in Sudan. The Company’s current business activities in Sudan include only sales and service of certain equipment by personnel from outside Sudan. Almost all of the supplies delivered to Sudan are used for infrastructure projects, such as roads.

The Metso Minerals business area has sold and continues to sell rock crushing equipment and screens, grinding mill linings, vibrating screen spares, mobile crusher spares, crusher consumables, crusher process parts, and grinding process parts to Sudan. These products are sold directly by Metso Minerals (France) SA (incorporated in France) to Sudan.

The Company’s current customers in Sudan are local entities operating in the petrochemical, engineering, metals and mining industries. No U.S. entities or U.S. individuals are involved in any such sales and none of the products sold are manufactured in or transported through the United States.

The Company does not have any contacts with the Sudanian government. Although some of its customers in Sudan may be entities that are affiliated with or controlled by the Sudanian government, all of the Company’s dealings with such customers have been and continue to be strictly on a commercial rather than governmental basis.

2.	Please advise us whether, to the best of your knowledge, understanding, or belief, any of the products, technologies, or services you provide, have provided, or will provide to Iran or Sudan have military applications; whether either country has employed or will employ the products, technologies, or services in any military application; and, if so, the nature of the military application(s) in which the products, technologies, or services have been or will be employed .

To the best knowledge, understanding and belief of the Company, none of the products, technologies, or services the Company has provided or will provide to Iran or Sudan have military applications. In addition, to the best knowledge, understanding and belief of the Company, neither Iran or Sudan has employed or will employ the products, technologies, or services in any military application.

3.	Please discuss the materiality of the operations or other contacts described in response to the foregoing comments, and whether, individually or in the aggregate, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative budget and Finance committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois. Oregon, Maine, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contact with, Iran and Sudan.

The Company understands that the sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (the “OFAC Sanctions”) only apply to dealings by U.S. persons and, in some cases, the non-U.S. subsidiaries of U.S. persons, in countries such as Iran and Sudan. As none of the Company’s U.S. subsidiaries or U.S. affiliates are involved in any of the Company’s transactions in Iran or Sudan, the Company believes that the OFAC Sanctions do not apply to the Company’s commercial activities in Iran and Sudan, as described above. Therefore, the Company believes that it has complied with and continues to be in compliance with the OFAC Sanctions and all related laws, rules and regulations.

However, the Company understands the SEC’s concern that some U.S. investors are subject to restrictions on investing in companies that operate in certain specific countries, including Iran and Sudan. Nevertheless and as discussed below, the Company believes that its operations in Iran and Sudan are immaterial and, in the aggregate, do not constitute a material investment risk to its security holders.

The below summary describes the Company’s operations in Iran and Sudan as net sales per country and as a proportionate share that these countries have represented of the Company’s total net sales for the periods indicated :

Net sales in U.S. dollars (million) per country(1):

	2003	2004	2005	1-6/2006
Sudan	–	–	2.6	8.4
Iran	53.9	22.3	26.1	7.7

(1)	The amounts have been converted from euro amounts into U.S. dollar amounts using the the European Central Bank (“ECB”) rate published by the ECB on September 13, 2006 of EUR1.00=USD1.2677.
The proportionate shares that these countries have represented of the Company’s total sales were:

	2003	2004	2005	1-6/2006
Sudan	N/A	N/A	0.06%	0.3%
Iran	1.0%	0.5%	0.5%	0.3%
No statistics are available for business in Sudan for the years 2003 and 2004, since, due to low level of sales to Sudan, if any, the figures were reported under “other countries.”

Metso Minerals Holding AB has a branch office in Iran with two employees responsible for sales and service, and its main task is to support the Company’s deliveries to the mining sector. The Company does not have any fixed assets nor existing liabilities in Iran. However, there exists a potential liability of up to EUR 15 million related to Metso Minerals business area’s guarantee for processing plants for copper refining commissioned in the 1990s. The Company has made a provision for the full amount of the potential liability in its accounts.

The Company does not have any employees, branch offices, fixed assets nor existing liabilities in Sudan. No products manufactured in the United States have been included in the supplies and neither the Company’s employees with U.S. citizenship have been involved in the business with Iran or Sudan.

The Company is not aware of any general or specific inquiries relating to companies having operations in Iran and Sudan made by the organizations referred to in question 3 above. The Company is of the opinion that investors must be provided information on matters that may have a material impact on the business, financial condition or results of operations of a company and, therefore, on investors. As the

Company’s operations in Iran and Sudan are not material in quantitative and qualitative terms, the Company is of the opinion that separate disclosure of information relating to Iran and Sudan should not have an impact on an investor’s decision to invest in the Company. Furthermore, the Company has received no comments from either its shareholders or from potential investors that would have indicated any concerns related to its limited business activities in Iran and Sudan.

In the Company’s opinion, the factors discussed in responses to questions 1, 2 and 3 above, do not, individually or in the aggregate, constitute a material investment risk for the Company’s security holders. The Company has previously conducted an internal analysis of the materiality of its operations in Iran and Sudan and, due to the lack of materiality of such operations, has not included a risk factor in its Annual Report on Form 20-F. Therefore, the Company believes that it has complied with and continues to be in compliance with the applicable rules and regulations relating to its reporting obligations under the Securities Exchange Act of 1934, as amended, and the rules of the New York Stock Exchange.
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As required by the Staff’s Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     The Company would be grateful if the Staff could provide any comments at its earliest convenience. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Jorma Eloranta of the Company at +358 204 84 3000.

/s/ Petri Haussila
Petri Haussila

cc:	Mr. Jorma Eloranta, Metso Corporation Mr. Eric Atallah, U.S. Securities and Exchange Commission Mr. Martin James, U.S. Securities and Exchange Commission